UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
NCI BUILDING SYSTEMS INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
628852105
(CUSIP Number)
OCTOBER 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]	Rule 13d-1(b)


[X]	Rule 13d-1(c)


[  ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this securities, form with respect to the subject class of and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 628852105

1.	Names of Reporting Persons:
AKSHI INVESTMENT LTD., FOR THE ULTIMATE BENEFIT OF
ITS SOLE SHAREHOLDER HARESH JOGANI

I.R.S. Identification Nos. of above persons (entities
only):00-0000000
===============================================================

   2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)

      (a)	NOT APPLICABLE

      (b)	NOT APPLICABLE

===============================================================

3. SEC Use
Only............................................................
==============================================================

4. Citizenship or Place of Organization: British Virgin
Islands
===============================================================

Number of Shares	5.	Sole Voting Power:  1,213,651
Beneficially Owned	6.	Shared Voting Power:  0
by Each Reporting	7.	Sole Dispositive Power: 1,213,651
Person With:		8.	Shared Dispositive Power:  0
===============================================================

9. Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,213,651 of Common
Stock
===============================================================

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):
NOT APPLICABLE
===============================================================

11. Percent of Class Represented by Amount in
Row (9):6.074%

===============================================================
12. Type of Reporting Person (See Instructions):
CATEGORY: CORPORATION
SYMBOL:	CO
===============================================================

CUSIP NO. 628852105	SCHEDULE 13G
________________________________________________________________________

Item 1.

	(a)  Name of Issuer:

       	NCI Building Systems Inc. (the "Company").

	(b)  Address of Issuer's Principal Executive Offices:

	       10943 North Sam Houston Parkway W
	       Houston, Texas 77064


Item 2(a).  Name of Person Filing:

AKSHI INVESTMENT LTD, FOR THE ULTIMATE BENEFIT OF
ITS SOLE SHAREHOLDER HARESH JOGANI

Item 2(b). Address of Principal Business Office or, if none, Residence:

         The address of the principal business office of each of the Reporting Persons is:

   	POST OFFICE BOX 58610
   	DUBAI, UNITED ARAB EMIRATES 00000

Item 2(c). Citizenship:

	 Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities:

         Common Shares, $0.001 par value (the "Shares")

Item 2(e)  CUSIP Number:

         628852105


Item 3.    If this statement is filed pursuant to ss.ss.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8
of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

	(e) [ ] An investment adviser in accordance with ss.
		240.13d-1(b)(1)(ii)(E);

(e) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(f) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(g) [ ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(h) [ ] A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act of 1940 (15
       	 U.S.C. 80a-3);

	(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information for each Reporting Person is based upon the Company's Annual Report on Form 10-Q filed on September 9, 2009, the total number of outstanding shares of Common Stock was 19,981,585 shares issued and outstanding as of September
4, 2009.

Although the shares held by this reporting entity exceed 5%, such are less than the 6.074% stated. The additional shares are held under a different entity, yet for the ultimate benefit of its sole shareholder, Haresh Jogani. Therefore, the two different entities own combined shares totaling 6.074%.
Because the non-filing entity owns a minimal quantity of shares so as to exclude it from the requirements of filing the within reporting statement, and in light of Haresh Jogani being the sole shareholder of each such entity, the aggregate holdings percentage is stated herein.


Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

        Not applicable.


Item  7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:

        Not applicable.


Item 8. Identification and Classification of Members of the Group:

        Not applicable.


Item 9.  Notice of Dissolution of Group:

        Not applicable.

Item 10. Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 28, 2009

AKSHI INVESTMENT LTD.


By: \s\ Haresh Jogani_______________________________________________
 	Haresh Jogani as its President
CUSIP NO. 628852105
SCHEDULE 13G
===================

Page 6 of  6